UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 0-50189

CUSIP Number:  228368106

(Check one:) [   ] Form 10-K     [   ] Form 20-F    [  ] Form 11-K     [ X   ] Form 10-Q     [   ] Form N-SAR

      For Period Ended: March 31, 2003

      [   ] Transition Report on Form 10-K

      [   ] Transition Report on Form 20-F

      [   ] Transition Report on Form 11-K

      [   ] Transition Report on Form 10-Q

      [   ] Transition Report on Form N-SAR

     For the transition period ended: Not applicable

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: The Quarterly Report on Form 10-Q omits a note to the consolidated financial statements presenting condensed combining financial information relating to the guarantee of the outstanding unsecured notes of Crown Cork & Seal Company, Inc. by Crown Holdings, Inc.

PART I - REGISTRANT INFORMATION

Crown Holdings, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

One Crown Way
Address of Principal Executive Office (Street and Number)

Philadelphia, PA 19154-4599  City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

     Crown Holdings, Inc. (“the “Company”) requires additional time to prepare a note to the consolidated financial statements presenting condensed combining financial information relating to the guarantee of the outstanding unsecured notes of Crown Cork & Seal Company, Inc. by the Company. The Company intends to promptly amend the Quarterly Report on Form 10-Q to include the omitted information in accordance with Rule 12b-25 under the Securities Exchange Act of 1934

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Thomas A. Kelly	215-698-5341
	(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Crown Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2003	By:	/s/ Thomas A. Kelly
Thomas A. Kelly
Vice President and Corporate Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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